January 18, 2007
Mr. Jim B. Rosenberg
Ms. Ibolya Ignat
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549
     Re:      American Safety Insurance Holdings, Ltd. File No. 001-14795
Ladies & Gentlemen:
     On behalf on American Safety Insurance Holdings, Ltd. (the “Company”), we are providing responses to the Staff’s comments received orally on January 11, 2007. The comments relate to the Company’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006. In this letter, references to “we” refer to the Company. To facilitate your review the Staff’s comments have been reproduced, with the Company’s responses following each comment.
     1. Comment: We believe that the unrealized losses from December 31, 2005, and at June 30, 2006, on investments are material to net income and as such including additional disclosures in future filings will be beneficial to the investors. Will you please confirm to us that you will include in future filings the information requested by our original Comment 2c1. And can you please provide to us your revised proposed disclosure.
     Response. In future Form 10-K filings, we will provide disclosure comparable to the following wherever unrealized losses are material to net earnings:
We note that should we conclude that securities carrying an unrealized loss have been other than temporarily impaired, our future earnings would be reduced by the carried unrealized loss on fixed maturity investments, which was $6.0 million at December 31, 2005. As mentioned previously, these unrealized losses resulted from of rising interest rates and not from credit issues with the issuer. As a result, management concluded that

Mr. Jim B. Rosenberg
Ms. Ibolya Ignat
Securities and Exchange Commission
January 18, 2007

the recoverability of the principal and interest is reasonably assured and no impairment needed to be recognized.
     2. Comment: We would like you in addition, to disclose your conclusion of whether any concentrations in any non-investment grade securities exist as requested in Comments 2c2 and 2c3.
     Response: In future Form 10-K filings, we will disclose concentrations in our investment portfolio and non-investment grade securities comparable to the following:
We note the following at December 31, 2005: Mortgage backed securities were the largest class of investments in the portfolio, representing 30.1% of the entire portfolio. All mortgage backed securities are insured by the U.S. Government. The single largest security in this class is a Fannie Mae investment with a $6.6 million par value. U.S. Government securities were the second largest class at 19.7%, with the largest security having a par value of $8.4 million. Corporate fixed maturities were the third largest class at 19.2% of the total portfolio, with the largest single security being Praxair, Inc. with a par value of $2.5 million. In the corporate sector, the Company has concentrations in the banking area with $16.8 million invested, or 3.8% of the total portfolio, with the largest single security being Bank of America with a par value of $2.0 million. The Company also has a concentration in the consumer-non cyclical area with $11.6 million invested, or 2.7% of the total portfolio, with the largest single security being Bottling Group, LLC with a par value of $2.4 million. The Company had $2.8 million, or 0.8% of its investment portfolio, in below investment grade securities. The unrealized loss on these securities was $153,000 at December 31, 2005.
     3. Comment: In response to Comment 3 you included a table in your response letter. We would like you to revise the table to reconcile the disclosure in the table to the amounts included in the financial statements. It appears that the tables should be presented on a gross basis consistent with the balance sheet. If your table excludes some of your lines of business, can you please include those in the table?
     Response: In future Form 10—K filings we will include a table detailing our loss reserves on a gross basis. The table in the 2005 Form 10-K would have been as follows:

Mr. Jim B. Rosenberg
Ms. Ibolya Ignat
Securities and Exchange Commission
January 18, 2007

Gross Loss Revenues:

	December 31, 2005
	Loss		Loss Adjustment
					Total
	Case	IBNR	Case	IBNR	Case and IBNR
On-Going:
Environmental	14,141	27,193	2,596	15,716	59,646
Construction	17,992	96,250	4,950	64,165	183,357
Surety	(2,181)	134	1,065	711	(271)
Programs	32,612	21,317	34,362	25,499	113,790

	62,564	144,894	42,973	106,091	356,522

Run-Off:	17,426	1,772	16,096	3,057	38,351

Total	79,990	146,666	59,069	109,148	394,873

	December 31, 2004
	Loss		Loss Adjustment
					Total
	Case	IBNR	Case	IBNR	Case and IBNR
On-Going:
Environmental	11,079	3,256	20,380	13,645	48,360
Construction	19,882	5,070	65,123	43,417	133,492
Surety	(899)	265	650	433	449
Programs	30,432	5,943	46,287	22,552	105,214

	60,494	14,534	132,440	80,047	287,515

Run-Off:	13,327	1,185	16,651	2,946	34,109

Total	73,821	15,719	149,091	82,993	321,624

     4. Comment: Can you please confirm in your response letter that you will disclose the methods used to calculate IBNR reserves for each material line of business similar to the information included in your letter in response to Comment 3c3.
     Response: In future Form 10-K filings we will provide disclosure comparable to the following:

Mr. Jim B. Rosenberg
Ms. Ibolya Ignat
Securities and Exchange Commission
January 18, 2007

We utilize several methods in determining our ultimate losses: (i) the expected loss ratio method; (ii) the loss development method based on paid and reported losses; and (iii) the Bornhuetter-Ferguson method based on expected loss ratio, paid losses and reported losses. Each of these methods is used to calculate ultimate loss reserves. In each case IBNR is calculated by subtracting cumulative paid claims and case reserves from the ultimate loss reserves.
As the Company writes long-tail business, the current year ultimate loss reserve is developed using the expected loss ratio method. The method is appropriate because there are very few claims reported from the most recent accident year for long-tail lines of business. The expected loss ratio is determined based on the review of the projected ultimate loss ratios for the prior accident years. At December 31 2005, the carried loss and loss adjustment reserves for accident years prior to 2005 were determined largely based on the indications produced by the Bornhuetter-Ferguson method because of the additional claims experience gained as the line matures.
     Should the Staff have questions about any of the Company’s responses or have additional comments, please feel free to contact me.

Sincerely, W. Brinkley Dickerson, Jr.